FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of January 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 31 December 2009
Exhibit No. 2	Share Purchase agreement with MCB Bank Limited dated 4 January 2010
Exhibit No. 3	Rule 8.3- (Kenmore European Industrial Fund Ltd) dated 4 January 2010
Exhibit No. 4	TR1 Notice of Major Interest in Shares (Amended) dated 5 January 2010
Exhibit No. 5	RBS Asset Management sale of assets dated 8 January 2010
Exhibit No. 6	Director/PDMR Shareholding dated 8 January 2010
Exhibit No. 7	Rule 8.3- (Kenmore European Industrial Fund Ltd) dated 12 January 2010
Exhibit No. 8	Rule 8.3- (Kenmore European Industrial Fund Ltd) dated 25 January 2010
Exhibit No. 9	Rule 8.3- (Kenmore European Industrial Fund Ltd) dated 26 January 2010

Exhibit No. 1

The Royal Bank of Scotland Group plc

Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules The Royal Bank of Scotland Group plc ('RBSG') hereby notifies that, as at close of business on 30 December 2009, its issued share capital consists of:

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights @ 30/12 /2009

Ordinary shares of £0.25	56,365,721,284	1	56,365,721,284
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Series 1 class B shares of £0.01	51,000,000,000	N/A	N/A

Total:	107,366,621,284		56,369,321,284

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Exhibit No. 2

THE ROYAL BANK OF SCOTLAND GROUP PLC

The Share Purchase Agreement signed between the Royal Bank of Scotland Group plc and MCB Bank Limited lapses

4 January 2010

On 12 August 2009 The Royal Bank of Scotland Group plc (RBSG) announced that it had reached an agreement in principle for the sale of its 99.37% holding in The Royal Bank of Scotland Limited (RBS Pakistan) to MCB Bank Limited (MCB), (the Transaction). As announced, the Transaction was subject to necessary Regulatory approvals.

The agreement with MCB provided that if the necessary Regulatory approvals are not obtained and closing of the Transaction has not occurred on or by 31 December 2009 then the agreement and the Transaction shall lapse.

The necessary Regulatory approvals were not obtained, and closing did not occur, by 31 December 2009 and accordingly the agreement and the Transaction have now lapsed.

Contacts:

Investor Relations

Richard O'Connor

+44 207 672 1763
+44 7909 873 681

Media Relations

Michael Strachan

+44 131 626 3997
+44 7920 087 902

Exhibit No. 3

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Kenmore European Industrial Fund Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary NPV
Date of dealing	31 December 2009

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	6,089,114	4.3494%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	6,089,114	4.3494%	0	0.0%

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)    Rights to subscribe (Note 3)

Class of relevant security:	Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	7,246	GBP 0.4000

(b)    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)

~~YES~~/NO

Date of disclosure	4 January 2010
Contact name	Richard Hopkins
Telephone number	(020) 7672 0354
If a connected EFM, name of offeree/with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes:

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Exhibit No. 4

This form TR-1 was resubmitted to The Royal Bank of Scotland Group plc on 4 January 2010 to correct the total percentage of voting rights shown in box 8 from 84.92% to 84.42%. The actual number of shares referred to in the TR-1 remain the same as on the previous version of the form (issued on 29 December 2009), as does the threshold notified as having been crossed.

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:ii	The Royal Bank of Scotland Group plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	Yes
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:iii	The Commissioners of Her Majesty's Treasury
4. Full name of shareholder(s) (if different from 3.):iv	The Solicitor for the affairs of Her Majesty's Treasury
5. Date of the transaction and date on which the threshold is crossed or reached:[v]	22 December 2009
6. Date on which issuer notified:	24 December 2009
7. Threshold(s) that is/are crossed or reached:vi, vii	84%

8. Notified details:
A: Voting rights attached to sharesviii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights[x]
			Direct	Directxi	Indirectxii	Direct	Indirect
GB0007547838	39,644,835,194	39,644,835,194	39,644,835,194	39,644,835,194		70.33%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration datexiii	Exercise/Conversion Periodxiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/Conversion periodxviii	Number of voting rights instrument refers to		% of voting rightsxix, xx
Series 1 class B shares	£0.50 (subject to adjustment)	-	Any time	Up to 51,000,000,000 (depending on extent of conversion into ordinary shares)		Nominal	Delta
Up to 47.49% (on a diluted basis - see section 13 below)

Total (A+B+C)
Number of voting rights			Percentage of voting rights
90,644,835,194			Up to 84.42% (on a diluted basis) See section 13 below

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:xxi

UK Financial Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

The conversion of the non-voting series 1 class B shares into ordinary shares will be effected by the issue by The Royal Bank of Scotland Group plc of new ordinary shares. The total percentage of voting rights is therefore shown in this form on a diluted basis.

The Solicitor for the affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

This form TR-1 was resubmitted to The Royal Bank of Scotland Group plc on 4 January 2010 to correct the total percentage of voting rights shown in box 8 from 84.92% to 84.42%. The actual number of shares referred to in the TR-1 remain the same as on the previous version of the form, as does the threshold notified as having been crossed.

14. Contact name:	Mridul Hegde
15. Contact telephone number:	+44 (0)20 7270 4750

Exhibit No. 5

RBS announces successful sale of RBS Asset Management fund management assets

8 January 2010

The Royal Bank of Scotland Group plc ("RBS") has entered into a sale agreement with Aberdeen Asset Management PLC ('Aberdeen') for the sale of certain fund management assets and contracts of RBS Asset Management Limited and RBS Asset Management Holdings and into a distribution agreement for certain products between Aberdeen and RBS Wealth Management.

The business will be sold for a total consideration of £84.7 million. Subject to regulatory approvals, the divestment is expected to be completed in the first quarter of 2010.

As part of the Group's strategic plan, announced in February 2009, it was concluded that the assets would be better placed with a new owner outside of RBS and as part of a business focused on fund management.

The sale encompasses the Investment Strategies (funds of funds) division of RBS Asset Management which was established in 1998. Assets under Management totalled £13.5 billion as at 30 September 2009.

RBS Group Chief Financial Officer Bruce Van Saun said: "This transaction represents another step in our plan to restructure RBS around its core customer franchises. Aberdeen is a well regarded and well established global asset manager and will be an excellent new owner for the business. We look forward to building an ongoing relationship with Aberdeen primarily focused around the provision of RBS Asset Management's funds of funds and multi-manager products."

Richard O'Connor

Investor Relations

+44 (0) 20 7672 1758

Group Media Centre

Tel: +44 (0) 131 523 4205

Exhibit No. 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.3

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
346

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0000006%

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£0.3608

14. Date and place of transaction
7 January 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
20,774 shares 0.00003%

16. Date issuer informed of transaction
7 January 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Deputy Secretary

Date of notification
8 January 2010

Exhibit No. 7

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Kenmore European Industrial Fund Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary NPV
Date of dealing	11 January 2010

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,917,953	4.2271%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5,917,953	4.2271%	0	0.0%

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)    Rights to subscribe (Note 3)

Class of relevant security:	Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	14,508	GBP 0.3900

(b)    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)

~~YES~~/NO

Date of disclosure	12 January 2010
Contact name	Richard Hopkins
Telephone number	(020) 7672 0354
If a connected EFM, name of offeree/with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes:

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Exhibit No. 8

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Kenmore European Industrial Fund Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary NPV
Date of dealing	22 January 2010

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,894,210	4.2101%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5,894,210	4.2101%	0	0.0%

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)    Rights to subscribe (Note 3)

Class of relevant security:	Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	489	GBP 0.3700

(b)    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)    Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)

~~YES~~/NO

Date of disclosure	25 January 2010
Contact name	Richard Hopkins
Telephone number	(020) 7672 0354
If a connected EFM, name of offeree/with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Exhibit No. 9

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1.    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Kenmore European Industrial Fund Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary NPV
Date of dealing	25 January 2010

2.    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)    Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,875,413	4.1967%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5,875,413	4.1967%	0	0.0%

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)    Rights to subscribe (Note 3)

Class of relevant security:	Details

3.    DEALINGS (Note 4)

(a)    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	10,000	GBP 0.3700

(b)    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)    Options transactions in respect of existing securities

(i)    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)    Other dealings (including new securities)

(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)

~~YES~~/NO

Date of disclosure	26 January 2010
Contact name	Richard Hopkins
Telephone number	(020) 7672 0354
If a connected EFM, name of offeree/with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  29 January 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat